

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

<u>Via E-mail</u>
Valerie Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

      Re: **Jacksonville Bancorp, Inc.**
               Registration Statement on Form S-1
               Filed April 26, 2013
               File No. 333-188146
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 26, 2013
               Form 10-Q for the Fiscal Quarter Ended March 31, 2013
               Filed May 9, 2013
               File No. 000-30248

Dear Ms. Kendall:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>Cover Page</u>

1. Revise to disclose that you plan to hold all funds you receive in an escrow account until the completion of the rights offering. Refer to Item 501(b)(8) of Regulation S-K.

2. Revise the cover page to identify the last possible date that you can extent the rights offering. Make similar changes to your disclosure throughout the document.

Prospectus Summary

The Rights Offering, page 9

3. Include a discussion in this section of the limitations the board intends to put in place with respect to the amount of shares that shareholders will be able to purchase in the offering.

Risk Factors, page 12

4. Please revise to add a discussion in this section that discusses the fact that the board of directors has not made a recommendation to shareholders regarding the exercise of rights under the rights offering.

Capitalization, page 19

5. Since the rights offering does not have a minimum offering amount, consider presenting the impact of the offering based upon a subscription rate representing 25%, 50% and 100% participation.

Dilution, page 20

6. Revise to add a table showing the differences between the number of shares of common stock purchased from you, the total consideration paid and the average price per share paid by existing stockholders and new investors purchasing shares in the offering.

7. In addition, please include information with respect to the dilution to shareholders that resulted from the private placement.

Material U.S. Federal Income Tax Consequences, page 31

8. Please provide us with your analysis supporting your conclusion that there will not be material tax consequences from this transaction, and so a tax opinion is not required. Please refer to Item 601(b)(8) of Regulation S-K. You may also consult Staff Legal Bulletin 19 for additional guidance.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Capital Raise Transactions, page 6

9. We note your disclosure on page 7 that the bank sold $25.1 million of other real estate owned, nonaccrual loans, and other loans with a history of being past due to a real estate investment firm that was also an investor in the private placement. Please provide your analysis as to why you are not required to disclose the identity of the real estate investment

firm and why the transaction is not required to be disclosed pursuant to Item 404 of
Regulation S-K.

Regulation and Supervision, page 12

10. You may not qualify this discussion by reference to the particular statutory and regulatory
provisions. Please confirm that the discussion includes all material information, and confirm
that you will include revised disclosure in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Business Strategy, page 39

11. We note your disclosure that during the second quarter of 2012 you adopted a new overall
strategy to accelerate the disposition of substandard assets on an individual customer basis. In
connection with this strategy, you disclose that certain then-current appraised values were
discounted to estimated fair value based upon current market data such as recent sales of
similar properties, discussions with potential buyers and negotiations with existing customers
and that this new strategy has materially impacted the Company's earnings for the year ended
December 31, 2012 through the increased provision for loan losses. Please address the
following:

- Tell us, and disclose in future filings, whether you have historically classified or whether
  you plan to classify any loans associated with this strategic initiative as held-for-sale and
  the underlying reasons to support your conclusion. In this regard, we note disclosure on
  page 96 that there were no loans classified as held for sale as of December 31, 2012 and
  2011.
- For any loans that were classified as held-for-sale, provide us an analysis of the loans
  prior to transferring them to held-for-sale identifying loans on nonaccrual status, loans
  that were individually evaluated and measured for impairment, quantifying the amount of
  the specific allowance allocated to the loans and detailing the quarter(s) in which the
  specific allowance was recorded.
- For the loans sold as part of this initiative, specifically addressing the $25.1 million of
  certain loans and other assets sold to the real estate investment firm for $11.7 million, tell
  us, and disclose in future filings, how your mark upon transferring them to held-for-sale
  or any gain or loss on the sale compared to the recorded investment. Also, please explain
  any significant differences between the fair value mark or any gain or loss compared to
  the recorded investment.
- Tell us in more detail, and disclose in future filings, how the pricing of the loans was
  determined and provide us an analysis comparing the final price to your recorded
  investment in the loans, including any specific reserves, prior to sale of these loans.
  Again, please separately address those loans sold to the real estate investment firm as part
  of the asset purchase agreement.

- Tell us, and disclose in future filings, what you consider to be a "then-current" appraisal in addition to the weighted average discount applied to these appraisals.
- Tell us, and disclose in future filings, whether you considered or subsequently obtained updated appraisals for these loans along with your related reasons for your decision.
- Tell us, and disclose in future filings, how you considered the valuation information / data points obtained during the loan sale process in determining the allowance for loan losses on the remaining portfolio of loans at December 31, 2012. To the extent possible, quantify how this information impacted your allowance for loan losses at December 31, 2012.

12. As a related matter, we also note disclosure that you continue to "fine tune" your current credit processes. Please provide us with, and enhance your disclosure in future filings to include, a comprehensive discussion of all significant changes made to your credit process including, but not limited to, changes made to your allowance for loan loss methodology for each period presented along with the corresponding reasons for these changes and the related financial statement impact. In this regard, we note some limited disclosure of the changes to your current environmental factors beginning on page 54 but are unable to understand how these factors and related percentages, or any other "fine tuning" to the current credit processes changed when compared to prior periods.

Item 10. Directors, Executive Officers and Corporate Governance, incorporated from page 3 of the Definitive Proxy Statement on Schedule 14A

13. With respect to the biographies for Messrs. Rose and Sullivan, please revise future filings to identify CapGen Financial LLC as an affiliate of your largest shareholder.

14. We note your disclosure on page 7 that the board intends to fill the four board vacancies in the near term. Please tell us your plans to fill the positions and explain whether shareholders will be given the opportunity to vote on the appointment of the new members.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, incorporated from page 22 of the Definitive Proxy Statement on Schedule 14A

15. Please explain why Messrs. Rose and Sullivan are not listed as beneficial owners of the shares owned by CapGen in the table, in light of your disclosure on page 20 that they may be deemed to beneficially own the shares owned by CapGen.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Note 4 – Loans and Allowance for Loan Losses, page 15

16. We note your various disclosures related to your purchased credit impaired loans as a result of your acquisition of ABI, which occurred in November 2010. Please tell us and revise your future filings to disclose whether delinquency status of these loans is based upon the

contractual terms of the loan or your initial expectations upon acquisition. Considering the significance of these loans to your asset quality disclosures we believe that enhanced disclosures are necessary for a complete understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Benjamin Phippen at (202) 551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc.   <u>Via E-mail</u>
        Halcyon Skinner
        McGuireWoods LLP